Exhibit 2.5

Cemig GT — 4th Issue of non-convertible debentures — Summary

The Fourth Debenture Issue by Cemig GT: unsecured, nonconvertible debentures, in a single series, for pubic distribution.

Issue Date:	December 23, 2013

Maturity date:	December 23, 2016

Total amount:	R$ 500 million

Restrictions on circulation:	Yes

Restriction:	The Debentures may be traded in regulated securities markets and only after 90 days or more from the date of their subscription or acquisition by Qualified Investors.

Convertibility:	None.

Possibility of redemption:	Issuer has no possibility of optional early redemption.

Remuneratory Interest:	100% of the DI Rate, capitalized by a spread of 0.85% per annum (there is no monetary updating).

Payment of the Remuneratory Interest: Annually.

Amortization:	In a single installment, on the Maturity Date.

Renegotiation:	None.

Guarantee:	Surety guarantee by Companhia Energética de Minas Gerais — Cemig.

Creditor status:	No priority: equal status with other creditors.

Restrictions on the Issuer:	None.

Early Maturity Events:

The following are considered to be early maturity events, and shall result in early maturity of the Debentures and payment by the Issuer of all the amounts owed to the debenture holders becoming immediately due and payable, independently of any advice, notice, or court or out-of-court action:

(i)

declaration of bankruptcy, dissolution and/or liquidation of the Issuer and/or of the Guarantor, or application for Judicial Recovery or out-of-court reorganization or bankruptcy made by the Issuer and/or by the Guarantor, or any analogous event that characterizes a state of insolvency of the Issuer and/or the Guarantor, in accordance with the applicable legislation;

(ii) non-compliance by the Issuer and/or the Guarantor with any pecuniary obligation related to the Debentures;

(iii)

early redemption of any pecuniary obligation of the Issuer and/or of the Guarantor arising from default on an obligation to pay any individual or aggregate amount greater than R$ 50 million (fifty million Reais) or its equivalent in other currencies, whether or not due to contractual non-compliance;

(iv)

termination, for any reason, of any of the concession contracts to which the Issuer and/or the Guarantor is/are a party and which separately or jointly represent an amount equal to 30% (thirty per cent) or more of the net operational revenue of the Issuer and/or of the Guarantor, as the case may be, as stated in its/their last prior financial statements at the time, and in the case of the Guarantor this percentage shall be calculated in relation to the Guarantor’s consolidated result;

(v)

legitimate protest of securities against the Issuer and/or against the Guarantor, in a global amount exceeding R$ 50 million (fifty million Reais) or its equivalent in other currencies, unless made in error or bad faith of a third party validly proven by the Issuer and/or by the Guarantor, as the case may be, or unless suspended or cancelled or if guarantees are given in court, and in any case within a maximum of 30 (thirty) calendar days from the date on which a written notice sent by the Fiduciary Agent to the Issuer is received;

(vi)

non-compliance by the Issuer and/or by the Guarantor, as the case may be, with any non-pecuniary obligation specified in the Issue Deed, not cured within 30 (thirty) calendar days from the date on which the written notice sent by the Fiduciary Agent to the issuer is received;

(vii)

if the Issuer or the Guarantor, as the case may be, omits to pay by the maturity date, or does not take the legal or judicial measures required for non-payment, in relation to any debt or any other obligation payable by the Issuer and/or the Guarantor, as the case may be, under any agreement or contract to which it is a party as a borrower or guarantor, involving an amount of R$ 50 million (fifty million Reais) or more or its equivalent in other currencies;

(viii)

privatization, merger, liquidation, dissolution, extinction, split or any other form of stockholding reorganization that results in reduction of the registered capital of the Issuer and/or of the Guarantor, unless it is by reason of an order of a Court or a regulatory order, or does not cause a change in the rating of the Issue to a rating lower than the rating of “AA—“ supplied by Fitch Ratings, or equivalent classification issued by Moody’s or Standard & Poor’s; and/or

	(ix)	transformation of the issuer into an unlisted limited company.

Conditions for alteration:

Except as specified in the sub-items below, decisions taken by the General Meeting of Debenture Holders shall require the approval of holders representing at least 2/3 of the debentures of the single series of the Issue:

	(i)	the quorums expressly specified in other Clauses of the Issue Deed;

	(ii)	changes in relation to:

(a) any of the conditions of the remuneration of the Debentures, as specified in Clause 4.2 of the Deed;

(b) the date(s) of payment of any amount(s) payable to the Debenture Holders, as specified in the Deed; and/or

(c) the type or class of the debentures;

and any alterations relating to the matters mentioned in this sub-item (ii), whether at first or any subsequent convocation, must be approved by Debenture Holders representing at least (ninety per cent) of the Debentures in Circulation; and

(iii)

any alterations relating to Clause VII of the Issue Deed, which must be approved, whether at first convocation or at any subsequent convocation, by Debenture Holders representing at least 90% (ninety per cent) of the Debentures in Circulation.

Use of proceeds:	The net proceeds obtained by the Issuer from payment of subscription of the debentures will be applied in replenishment of the Issuer’s cash position, due to payment of its debts.